Putnam Dynamic Asset Allocation Conservative Fund, 3/31/12, semiannual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	3,066
Class B	  123
Class C	  218

72DD2 (000s omitted)

Class M	   49
Class R	   26
Class Y	  802

73A1

Class A	0.078
Class B	0.043
Class C	0.044

73A2

Class M	0.055
Class R	0.066
Class Y	0.090


74U1	(000s omitted)

Class A	38,613
Class B	 2,793
Class C	 4,975

74U2	(000s omitted)

Class M	   886
Class R	   354
Class Y	 8,834

74V1

Class A	9.60
Class B	9.54
Class C	9.51

74V2

Class M	9.52
Class R	9.82
Class Y	9.63

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semimonthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.


Effective 11/30/11 the fund changed its name to Putnam Dynamic Asset Allocation Conservative Fund and is part of a suite of funds.